Exhibit 99.3

FOR IMMEDIATE RELEASE

Village Farms International to Host Fourth Quarter and Year End 2018 Conference Call on Thursday, March 14, 2019 at 11:00 a.m. ET

— Company to Report its Fourth Quarter and Year End 2018 Financial Results Via News Release on Wednesday, March 13, 2019 at Approximately 5:00 p.m. ET

Vancouver, BC, March 11, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (NASDAQ:VFF) today announced it will host a conference call to discuss its fourth quarter and year end 2018 financial results on Thursday, March 14, 2019 at 11:00 a.m. ET. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at: https://bit.ly/2GRVAcz.

The Company expects to report its fourth quarter and year end 2018 financial results via news release on Wednesday, March 13, 2019 at approximately 5:00 p.m. ET.

Conference Call Archive Access Information

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 8558907 followed by the pound key. The telephone replay will be available until Thursday, March 21, 2019 at midnight (ET). The conference call will also be archived on Village Farm’s web site at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, and has established a joint venture, Village Fields, for multi-state outdoor hemp cultivation and CBD extraction.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com